UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. __)*

FORAFRIC GLOBAL PLC

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

X3R81D102

(CUSIP Number)

June 9, 2022

(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed;

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. X3R81D102

1.	Names of Reporting Persons: Globis SPAC LLC

I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a member of a Group (See instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person with:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 2,830,000(1)

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 2,830,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,830,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 10.7%(2)

12.	Type of Reporting Person (See Instructions) OO

(1) Represents securities held by Globis SPAC LLC. Mr. Packer may be deemed to control and have voting and investment power over these securities. Mr. Packer disclaims beneficial ownership over these securities except to the extent of his pecuniary interest therein. Excludes 3,628,889 shares underlying private placement warrants held by Globis SPAC LLC that are subject to a 9.9% beneficial ownership limitation pursuant to the terms of such warrants. Such warrants may not be exercised to the extent that the holder or any of its affiliates would beneficially own in excess of 9.9% of the number of shares outstanding (as calculated in accordance with Section 13(d) of the Exchange Act).

(2) Calculated based on 26,456,844 Ordinary Shares issued and outstanding as of June 15, 2022.

CUSIP No X3R81D102

1.	Names of Reporting Persons: Paul Packer

I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a member of a Group (See instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially by Owned by Each Reporting Person with:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 3,590,494(1)

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 3,590,494(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,590,494(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 13.6%(2)

12.	Type of Reporting Person (See Instructions) IN

(1) Represents 2,830,000 Ordinary Shares held by Globis SPAC LLC and 760,494 Ordinary Shares held by Globis Capital Partners, LP. Mr. Packer may be deemed to control and have voting and investment power over these securities. Mr. Packer disclaims beneficial ownership over these securities except to the extent of his pecuniary interest therein. Excludes 3,628,889 shares underlying private placement warrants held by Globis SPAC LLC that are subject to a 9.9% beneficial ownership limitation pursuant to the terms of such warrants. Such warrants may not be exercised to the extent that the holder or any of its affiliates would beneficially own in excess of 9.9% of the number of shares outstanding (as calculated in accordance with Section 13(d) of the Exchange Act).

(2) Calculated based on 26,456,844 Ordinary Shares issued and outstanding as of June 15, 2022.

CUSIP No. X3R81D102

1.	Names of Reporting Persons: Globis Capital Partners, LP

I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a member of a Group (See instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person with:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 760,494(1)

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 760,494(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 760,494(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.9%(2)

12.	Type of Reporting Person (See Instructions) PN

(1) Represents securities held by Globis Capital Partners LP. Mr. Packer may be deemed to control and have voting and investment power over these securities. Mr. Packer disclaims beneficial ownership over these securities except to the extent of his pecuniary interest therein.

(2) Calculated based on 26,456,844 Ordinary Shares issued and outstanding as of June 15, 2022.

Item 1.

(a)	Name of Issuer:

FORAFRIC GLOBAL PLC

(b)	Address of Issuer’s Principal Executive Offices:

Unit 5.3, Madison Building,
Midtown, Queensway,
Gibraltar GX11 1AA

Item 2.

(a)	Name of Person Filing:

This statement is filed by Globis SPAC LLC, a Delaware limited liability company (“Globis”), Globis Capital Partners, LP, a Delaware limited partnership (“Globis Capital”), and Paul Packer. Mr. Packer may be deemed to control and have voting and investment power over the securities held by Globis and Globis Capital. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence

The principal office and business address of Globis, Globis Capital, and Mr. Packer is:

7100 W. Camino Real

Suite 302-48

Boca Raton, FL 33433

(c)	Citizenship

See Item 2(a) above and Item 4 of each cover page.

(d)	Title of Class of Securities

Common Stock, par value $0.0001

(e)	CUSIP Number

X3R81D102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) 240.13d-2(b) or (c), check whether the person is filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

A.	Globis SPAC LLC

(a)	Amount beneficially owned: 2,830,000

(b)	Percent of class: 10.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 2,830,000

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 2,830,000

B.	Paul Packer

(a)	Amount beneficially owned: 3,590,494

(b)	Percent of class: 13.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 3,590,494

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 3,590,494

C.	Globis Capital Partners, LP

(a)	Amount beneficially owned: 760,494

(b)	Percent of class: 2.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 760,494

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 760,494

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date June 21, 2022

/s/ Paul Packer
Paul Packer

GLOBIS SPAC LLC

/s/ Paul Packer
Paul Packer
Authorized Signatory

GLOBIS CAPITAL PARTNERS, LP

/s/ Paul Packer
Paul Packer,
Authorized Signatory

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: June 21, 2022

/s/ Paul Packer
Paul Packer

GLOBIS SPAC LLC

/s/ Paul Packer
Paul Packer
Authorized Signatory

GLOBIS CAPITAL PARTNERS, LP

/s/ Paul Packer
Paul Packer,
Authorized Signatory